RECEIVED
2004 OCT -7 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

[redacted]

04045407

Vernier, 5 October 2004
RG
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media release: Givaudan announces succession plans for Chairman and CEO.	05.10.2004	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
OCT 08 2004
THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

dlw 10/7

Enclosures mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Media Release

Givaudan announces succession plans for Chairman and CEO

Geneva, 5 October 2004. At the Annual Shareholders Meeting 2004, Chairman Dr Henri B. Meier announced his plans to retire from the Board at the next General Assembly of April 27, 2005. In line with its long term succession planning, Givaudan's Board of Directors has decided to elect Dr Juerg Witmer, the current Chief Executive Officer as the new Chairman of the Board, effective April 27, 2005. Mr. Gilles Andrier, currently Head of Givaudan's global Fine Fragrance Business will succeed Dr Witmer as Chief Executive Officer in Vernier (Switzerland).

A French national, Mr Andrier was born in Paris in 1961 and graduated from the Ecole Nationale Supérieure d'Ingénieurs de Toulouse. After eight years in a management consulting company, he joined Givaudan in 1993 as controller of the Fragrance Division. In this capacity he played an important role in the seamless integration of Givaudan and Roure. In 1997 he was appointed head of Givaudan's North American Fragrance operations. He successfully led the North American fragrance site consolidation which included the closure of the chemical site in Clifton and the building of the new compounding site in Mt. Olive, New Jersey.

In 2000 he returned to Paris as General Manager of Givaudan's French affiliates and Head of the European Fragrance Consumer Products Business Unit in Argenteuil. In October 2001, he assumed the responsibility for the new Fine Fragrance creation center in Paris and was subsequently promoted to lead Givaudan's global Fine Fragrance business. In the course of his career Mr. Andrier built a variety of competencies through a broad range of assignments acquainting him with the various aspects of the Flavour

and Fragrance industry.

In order to ensure continuity Dr Juerg Witmer will advise and support his successor in the period leading up to the AGM 2006.



Jürg Witmer and Gilles Andrier

A picture of Mr Witmer and Mr Andrier is available on our Image Bank by clicking here.

Further information:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail:
peter_b.wullschleger@givaudan.com

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